[LETTERHEAD OF SANDLER O’NEILL & PARTNERS]

August 5, 2019

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Provident Bancorp, Inc.
Registration Statement on Form S-1 (Registration Number 333-232018)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Provident Bancorp, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 12:00 Noon on August 7, 2019, or as soon thereafter as may be practicable.

Very Truly Yours,

Sandler O’Neill & Partners, L.P.

By:	Sandler O’Neill & Partners Corp.,
the sole general partner

/s/ Jennifer Docherty

Authorized Signatory